SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)

CCC Information Services Group Inc.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

12487Q198

(CUSIP Number)

COPY TO:

Tami E. Nason, Esq. Charlesbank Capital Partners, LLC 600 Atlantic Avenue Boston, MA 02210 (617) 619-5466	Larry Jordan Rowe, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 (617) 951-7407

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

            March 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐

SCHEDULE 13D
CUSIP No. 12487Q198		Page 2 of 6 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Charlesbank Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 9,041,999 shares 8. Shared Voting Power — — 9. Sole Dispositive Power 9,041,999 shares 10. Shared Dispositive Power — —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,041,999 shares

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (9) 34.1%

14.	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 4 TO

SCHEDULE 13D

CCC Information Services Group Inc.

This Amendment No. 4 hereby amends the initial Schedule 13D filed on July 10, 1998, Amendment No. 1 to the initial Schedule 13D filed on July 28, 1998, Amendment No. 2 to the initial Schedule 13D filed on December 21, 2001 and Amendment No. 3 to the initial Schedule 13D filed on July 3, 2003. It is being filed at this time to reflect the termination of the Shareholder Agreement between White River Ventures, Inc. and Capricorn Ventures II, L.P., dated August 6, 1998, pursuant to a termination agreement dated March 15, 2004.

Each capitalized term used but not defined in this filing shall have the same meaning as the definition of that term in Charlesbank’s previous Schedule 13D filings.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended in its entirety to read as follows:

(a) Charlesbank is the beneficial owner of 9,041,999 shares of Common Stock (approximately 34.1% of the shares of Common Stock based upon the most recent filing of the Issuer with the Securities and Exchange Commission) which includes 346,395 shares of Common Stock subject to warrants which are currently exercisable.

To the best of Charlesbank’s knowledge and belief, none of Charlesbank’s managing members beneficially owns any shares of the Common Stock of the Issuer.

(b) Charlesbank has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the securities to which this Schedule 13D relates.

(c) None.

(d) Harvard has full discretion to direct the receipt of dividends, if any, received from the shares of Common Stock of the Issuer beneficially owned by Charlesbank.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 is amended by adding the following thereto:

The Shareholders Agreement, as identified in Amendment No. 2 to the initial Schedule 13D filed on December 21, 2001, has been terminated pursuant to a termination agreement between White River Ventures, Inc. and Capricorn Investors II, L.P. dated March 15, 2004.

Page 3 of 6 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2004

CHARLESBANK CAPITAL PARTNERS, LLC

By:	/s/ TAMI E. NASON

Name: Tami E. Nason Title: Senior Vice President

Exhibit Index

Exhibit Numbers	Description	Page Numbers in Sequentially Numbered Copy

6	Termination Agreement between White River Ventures, Inc. and Capricorn Investors II, L.P. dated March 15, 2004.	6

Page 5 of 6 Pages

Exhibit 6

Termination Agreement

This Termination Agreement is entered into as of March 15, 2004 between White River Ventures, Inc., a Delaware corporation (“WRV”), and Capricorn Investors, II L.P., a Delaware limited partnership (“Capricorn”).

WHEREAS, WRV and Capricorn are parties to that certain Shareholder Agreement, dated August 6, 1998 (the “Agreement”) relating to the shares of Common Stock of CCC Information Services Group, Inc. respectively owned by each of WRV and Capricorn; and

WHEREAS, Section 9 of the Agreement provides for the manner in which such agreement may be terminated;

NOW, THEREFORE, in consideration of the mutual promises contained herein, WRV and Capricorn, intending to be legally bound, hereby mutually agree to terminate the Agreement.

IN WITNESS WHEREOF, this Termination Agreement has been duly executed and delivered as of the date first above written.

CAPRICORN INVESTORS, II L.P.

By: CAPRICORN HOLDINGS, LLC

        Its General Partner

        By: /s/ Herbert S. Winokur, Jr.

                Herbert S. Winokur, Jr.

                Manager

By: WHITE RIVER VENTURES, INC.

        By: /s/ Mark A. Rosen

                Mark A. Rosen

                Authorized Signatory

Page 6 of 6 Pages